Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2004                 Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)

                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

    Piero Cordero New Chief Financial Officer of the Natuzzi Group


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 17, 2004--Piero Cordero is the new Natuzzi's Chief Financial Officer. He reports to Giuseppe Desantis, Vice Chairman of the Board, who held the position ad interim.
    Cordero, who is 52 years old, developed a long career as manager in the Accounting, Finance, Control and Internal Audit departments of multinational companies, such as Saipo L'Oreal.
    Before his appointment in Natuzzi, he was CFO Europe of Johnson Electric Gate Spa - an electric motor company located in Asti, Italy.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 138 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 125 licensed Divani & Divani by Natuzzi and Natuzzi stores, including the 12 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax:  +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax:  +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NATUZZI S.p.A.
(Registrant)


Date:  September 17, 2004                       By: /s/ GIUSEPPE DESANTIS
                                                    ---------------------
                                                    Giuseppe Desantis